FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2013 CONSOLIDATED RESULTS - HIGHLIGHTS

• Pre-tax profit up 33% to HK$144,756m (HK$108,729m in 2012)

• Attributable profit up 43% to HK$119,009m (HK$83,008m in 2012)

• Return on average shareholders' equity of 25.9% (21.9% in 2012)

• Assets up 6% to HK$6,439bn (HK$6,065bn at 31 December 2012)

• Common equity tier 1 ratio of 14.1%, Total capital ratio of 15.2% (Core capital ratio of 13.7%, Capital adequacy ratio of 14.3% at 31 December 2012)

• Cost efficiency ratio of 33.9% (42.4% in 2012)

Reported results include a net gain of HK$30,747m on the disposal of our shareholding in Ping An Insurance (Group) Company of China, Limited ('Ping An') and an accounting gain on the reclassification of Industrial Bank Co., Limited ('Industrial Bank') of HK$8,454m before tax (HK$5,914m attributable profit). Excluding these two gains:

• Return on average shareholders' equity of 17.9% for 2013

• Cost efficiency ratio of 42.1% for 2013

This document is issued by The Hongkong and Shanghai Banking Corporation Limited ('the Bank') and its subsidiaries (together 'the group'). References to 'HSBC', 'the Group' or 'the HSBC Group' within this document mean HSBC Holdings plc together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. The abbreviations 'HK$m' and 'HK$bn' represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

Asia's economic growth slowed during the early part of 2013, then stabilised during the second half as activity in mainland China picked up. Growth expectations for the region are now more modest than at this time last year. In mainland China, reforms are likely to take priority and GDP is expected to grow by 7.4%, after 7.7% growth in 2013. Hong Kong's economy grew modestly in 2013, as robust domestic demand offset weakness in exports. Growth is expected to improve in 2014 to 3.7% as export volumes recover and trade with mainland China remains resilient. Concerns over the potential effects on countries with current account deficits of eventual tightening in monetary conditions in the West affected a number of currencies around the region during the year, and some countries may experience continued exchange rate volatility, leading to pressure on interest rates. After a period in which the ratio of debt to GDP in the region has risen, growth is sensitive to global interest rate movements and structural reforms are needed to generate gains in productivity.

The Hongkong and Shanghai Banking Corporation Limited delivered a resilient performance in 2013, as we maintained our focus on deepening customer relationships, increasing collaboration between our businesses, leveraging our global connectivity and re-engineering our business. Reported profit before tax was HK$144,756m, an increase of 33% over 2012. This included the net gain on disposal of our shareholding in Ping An of HK$30,747m and an accounting gain on the reclassification of Industrial Bank as a financial investment of HK$8,454m. During the year we completed the sale of our 18% shareholding in Bao Viet Holdings and our insurance businesses in South Korea and Taiwan and in July we announced plans to wind down our remaining Retail Banking and Wealth Management services in South Korea. In October we announced that we will discontinue retail broking and depository services in India. In November, we acquired the Hong Kong and Singapore branches of HSBC Private Bank (Suisse) SA. In December we announced the sale of our 8% shareholding in Bank of Shanghai. Our priorities going forward in mainland China will emphasise the growth of our own operations and our partnership with Bank of Communications.

Customer loans grew by 14% during the year as we continued to support our customers' financing needs, while deposits increased by 10% and, at the year end, the loans to deposits ratio stood at 62.7%. Lending growth occurred mainly in trade facilities and residential mortgages, with strong increases in mainland China and Singapore. In competitive markets for both loans and deposits, margins reduced. Asset quality continued to be strong and loan impairment charges remained low, broadly unchanged compared with the prior year. We continued to invest in the business in areas such as technology platforms and mobile banking, while absorbing inflation and generating efficiencies and, in total, operating costs were unchanged.

In Commercial Banking ('CMB') we saw strong growth in lending, although this was offset by narrower asset spreads in competitive markets, albeit margin pressures eased in the second half of the year. We continued to generate higher fee income from collaboration between CMB and Global Banking and Markets through both debt and equity capital markets transactions, including the largest ever IPO in Hong Kong for a mainland Chinese consumer company. We remained vigilant over asset quality and loan impairment charges were broadly unchanged at modest levels. Among several awards, we gained 'Best Cash Management House in Asia' from Euromoney and FinanceAsia's 'Best Foreign Commercial Bank in China'. Profit before tax in CMB was 5% lower than in 2012, mainly as gains on the disposals of businesses in 2012 were not repeated and the share of profits from associates was lower.

In Retail Banking and Wealth Management ('RBWM') we grew revenues in Hong Kong due to balance sheet growth and increased fee income from both unit trusts and brokerage income. We also successfully launched our mobile banking application. We continued to invest in our branch network and opened our 150th HSBC outlet in mainland China during the year. By the end of December 2013 we had 162 HSBC outlets, 23 HSBC rural bank outlets and 48 Hang Seng Bank outlets. Revenues were lower in India as we revised our product offerings and also fell in Singapore due to reduced insurance and wealth management income. We maintained our focus on secured lending at low loan to value ratios and loan impairment charges remained low. We were awarded 'Best Regional Retail Business' and 'Best Foreign Retail Bank in China' by The Asian Banker. Profit before tax reduced by 4% largely as disposal gains in 2012 were not repeated.

In Global Banking and Markets ('GB&M') we continued to improve the breadth and balance of our business lines and develop our aim to be the leading international bank. We achieved good results and progress from M&A, Equity Capital Markets, Payments and Cash Management and event business alongside our established leading positions in debt markets. During the year we won several major industry awards, including Euromoney's 'Best Bank in Hong Kong' and 'Best Debt House in Asia', Asiamoney's 'Best provider of offshore renminbi ('RMB') products and services', 'RMB House of the Year' from Asia Risk and FinanceAsia's 'Best Investment Bank in Hong Kong'. Profit before tax was 5% lower as strong growth in Hong Kong was offset by lower results from Rest of Asia-Pacific, due mainly to lower trading income in a number of countries from reduced bond holdings, and a lower share of profits from associates.

We continued to pursue opportunities in the internationalisation of the RMB as regulations developed. We were the first foreign bank in mainland China to implement a customised RMB cross-border centralised settlement solution and were also the first foreign bank to complete a two-way cross-border RMB lending transaction. In Hong Kong we consolidated our position as the leader in offshore RMB bond issuance, including the RMB3bn government bond issue in December by mainland China's Ministry of Finance.

The outlook for Asia's economies is mixed, with potential for uncertainties over some of the weaker regional players. Overall we expect growth to continue, led by mainland China, but at a reduced pace. Our very strong liquidity and capital position, together with sound asset quality, put us in good shape to meet any challenges, continue to serve our customers and to grow market share as we continue to invest in our priority growth markets. Our primary focus will remain on supporting our customers through the cycle and helping them to grow their businesses and achieve their personal and corporate ambitions.

Results by geographic region

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra-segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2013

Net interest income	45,682	41,729	(46)	87,365

Net fee income	28,794	15,129	(77)	43,846

Net trading income	11,156	5,375	46	16,577

Net income from financial instruments designated at fair value	2,008	467	-	2,475

Gains less losses from financial investments	323	119	-	442

Dividend income	1,165	10	-	1,175

Net earned insurance premiums	47,173	6,490	-	53,663

Net gain on reclassification of associates	-	8,157	-	8,157

Gain on sale of Ping An	-	34,070	-	34,070

Other operating income	13,803	2,186	(4,571)	11,418

Total operating income	150,104	113,732	(4,648)	259,188

Net insurance claims incurred and movement in liabilities to policyholders	(50,960)	(5,632)	-	(56,592)

Net operating income before loan impairment charges and other credit risk provisions	99,144	108,100	(4,648)	202,596

Loan impairment charges and other credit risk provisions	(1,032)	(2,500)	-	(3,532)

Net operating income	98,112	105,600	(4,648)	199,064

Operating expenses	(38,845)	(34,531)	4,648	(68,728)

Operating profit	59,267	71,069	-	130,336

Share of profit in associates and joint ventures	524	13,896	-	14,420

Profit before tax	59,791	84,965	-	144,756

Share of profit before tax	41.3%	58.7%	-	100.0%

Cost efficiency ratio	39.2%	31.9%	-	33.9%

Net loans and advances to customers	1,516,192	1,153,046	-	2,669,238

Customer accounts	2,837,779	1,416,973	-	4,254,752

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra-segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2012

Net interest income	40,155	42,271	(7)	82,419

Net fee income	24,670	15,220	-	39,890

Net trading income	9,892	9,315	7	19,214

Net income from financial instruments designated at fair value	3,799	814	-	4,613

Gains less losses from financial investments	2,510	124	-	2,634

Dividend income	489	33	-	522

Net earned insurance premiums	46,304	6,317	-	52,621

Other operating income	14,991	4,632	(4,286)	15,337

Total operating income	142,810	78,726	(4,286)	217,250

Net insurance claims incurred and movement in liabilities to policyholders	(49,401)	(5,582)	-	(54,983)

Net operating income before loan impairment charges and other credit risk provisions	93,409	73,144	(4,286)	162,267

Loan impairment charges and other credit risk provisions	(603)	(2,975)	-	(3,578)

Net operating income	92,806	70,169	(4,286)	158,689

Operating expenses	(36,947)	(36,109)	4,286	(68,770)

Operating profit	55,859	34,060	-	89,919

Share of profit in associates and joint ventures	640	18,170	-	18,810

Profit before tax	56,499	52,230	-	108,729

Share of profit before tax	52.0%	48.0%	-	100.0%

Cost efficiency ratio	39.6%	49.4%	-	42.4%

Net loans and advances to customers	1,295,479	1,053,564	-	2,349,043

Customer accounts	2,531,624	1,343,260	-	3,874,884

Results by geographic global business

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2013

Net interest income/(expense)	24,687	13,406	10,380	116	(2,690)	(217)	45,682

Net fee income	15,749	7,473	5,405	105	62	-	28,794

Net trading income	1,045	1,417	8,334	78	66	216	11,156

Net income/(expense) from financial instruments designated at fair value	1,965	-	56	-	(14)	1	2,008

Gains less losses from financial investments	-	-	323	-	-	-	323

Dividend income	1	7	47	-	1,110	-	1,165

Net earned insurance premiums	43,530	3,659	-	-	-	(16)	47,173

Other operating income	4,799	706	591	-	9,856	(2,149)	13,803

Total operating income	91,776	26,668	25,136	299	8,390	(2,165)	150,104

Net insurance claims incurred and movement in liabilities to policyholders	(46,730)	(4,230)	-	-	-	-	(50,960)

Net operating income before loan impairment charges and other credit risk provisions	45,046	22,438	25,136	299	8,390	(2,165)	99,144

Loan impairment (charges) /releases and other credit risk provisions	(1,065)	(122)	154	-	1	-	(1,032)

Net operating income	43,981	22,316	25,290	299	8,391	(2,165)	98,112

Operating expenses	(15,501)	(5,955)	(10,084)	(224)	(9,246)	2,165	(38,845)

Operating profit/(loss)	28,480	16,361	15,206	75	(855)	-	59,267

Share of profit in associates and joint ventures	518	2	4	-	-	-	524

Profit/(loss) before tax	28,998	16,363	15,210	75	(855)	-	59,791

Share of profit before tax	20.0%	11.3%	10.5%	-	(0.5)%	-	41.3%

Net loans and advances to customers	503,921	574,747	373,086	53,679	10,759	-	1,516,192

Customer accounts	1,655,211	753,600	276,169	150,580	2,219	-	2,837,779

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2012

Net interest income/(expense)	22,194	12,636	8,436	(3,744)	633	40,155

Net fee income	13,723	6,594	4,255	98	-	24,670

Net trading income	1,270	1,278	7,822	157	(635)	9,892

Net income/(expense) from financial instruments designated at fair value	4,098	(412)	177	(66)	2	3,799

Gains less losses from financial investments	(8)	-	18	2,500	-	2,510

Dividend income	1	7	36	445	-	489

Net earned insurance premiums	41,074	5,132	98	-	-	46,304

Other operating income	5,518	1,965	738	8,853	(2,083)	14,991

Total operating income	87,870	27,200	21,580	8,243	(2,083)	142,810

Net insurance claims incurred and movement in liabilities to policyholders	(44,650)	(4,676)	(75)	-	-	(49,401)

Net operating income before loan impairment charges and other credit risk provisions	43,220	22,524	21,505	8,243	(2,083)	93,409

Loan impairment (charges)/releases and other credit risk provisions	(754)	21	129	1	-	(603)

Net operating income	42,466	22,545	21,634	8,244	(2,083)	92,806

Operating expenses	(14,127)	(5,621)	(9,952)	(9,330)	2,083	(36,947)

Operating profit/(loss)	28,339	16,924	11,682	(1,086)	-	55,859

Share of profit in associates and joint ventures	347	49	25	219	-	640

Profit/(loss) before tax	28,686	16,973	11,707	(867)	-	56,499

Share of profit before tax	26.4%	15.6%	10.8%	(0.8)%	-	52.0%

Net loans and advances to customers	484,662	487,842	311,743	11,232	-	1,295,479

Customer accounts	1,562,867	698,719	264,844	5,194	-	2,531,624

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2013

Net interest income	13,328	10,660	14,926	159	1,606	1,050	41,729

Net fee income/(expense)	5,411	4,304	5,398	143	(127)	-	15,129

Net trading income/(expense)	617	1,467	7,811	44	(3,514)	(1,050)	5,375

Net income from financial instruments designated at fair value	460	2	-	-	5	-	467

Gains less losses from financial investments	(8)	4	117	-	6	-	119

Dividend income	3	1	-	-	6	-	10

Net earned insurance premiums	5,053	1,452	-	1	-	(16)	6,490

Net gain on reclassification of associates	-	-	-	-	8,157	-	8,157

Gain on sale of Ping An	-	-	-	-	34,070	-	34,070

Other operating income	1,119	44	626	3	923	(529)	2,186

Total operating income	25,983	17,934	28,878	350	41,132	(545)	113,732

Net insurance claims incurred and movement in liabilities to policyholders	(4,531)	(1,113)	-	(1)	-	13	(5,632)

Net operating income before loan impairment charges and other credit risk provisions	21,452	16,821	28,878	349	41,132	(532)	108,100

Loan impairment (charges)/ releases and other credit risk provisions	(1,635)	(970)	103	-	2	-	(2,500)

Net operating income	19,817	15,851	28,981	349	41,134	(532)	105,600

Operating expenses	(16,405)	(7,938)	(9,580)	(227)	(913)	532	(34,531)

Operating profit	3,412	7,913	19,401	122	40,221	-	71,069

Share of profit in associates and joint ventures	1,782	10,323	1,956	-	(165)	-	13,896

Profit before tax	5,194	18,236	21,357	122	40,056	-	84,965

Share of profit before tax	3.6%	12.6%	14.8%	0.1%	27.6%	-	58.7%

Net loans and advances to customers	362,938	378,115	379,355	30,828	1,810	-	1,153,046

Customer accounts	503,384	347,119	474,414	91,664	392	-	1,416,973

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Year ended 31 December 2012

Net interest income	13,859	10,822	18,000	137	911	(1,458)	42,271

Net fee income/(expense)	6,379	3,870	4,933	91	(53)	-	15,220

Net trading income/(expense)	699	1,437	8,477	10	(2,766)	1,458	9,315

Net income/(expense) from financial instruments designated at fair value	844	7	(24)	-	(13)	-	814

Gains less losses from financial investments	(6)	9	(74)	(1)	196	-	124

Dividend income	3	-	-	-	30	-	33

Net earned insurance premiums	4,411	1,905	-	1	-	-	6,317

Other operating income	1,630	500	580	499	1,985	(562)	4,632

Total operating income	27,819	18,550	31,892	737	290	(562)	78,726

Net insurance claims incurred and movement in liabilities to policyholders	(4,057)	(1,524)	-	(1)	-	-	(5,582)

Net operating income before loan impairment charges and other credit risk provisions	23,762	17,026	31,892	736	290	(562)	73,144

Loan impairment (charges)/ releases and other credit risk provisions	(1,815)	(1,133)	(24)	1	(4)	-	(2,975)

Net operating income	21,947	15,893	31,868	737	286	(562)	70,169

Operating expenses	(17,133)	(7,702)	(9,695)	(256)	(1,885)	562	(36,109)

Operating profit/(loss)	4,814	8,191	22,173	481	(1,599)	-	34,060

Share of profit in associates and joint ventures	2,110	11,416	4,638	-	6	-	18,170

Profit/(loss) before tax	6,924	19,607	26,811	481	(1,593)	-	52,230

Share of profit before tax	6.4%	18.0%	24.7%	0.4%	(1.5)%	-	48.0%

Net loans and advances to customers	356,729	340,839	351,905	2,811	1,280	-	1,053,564

Customer accounts	490,059	347,729	499,705	4,905	862	-	1,343,260

Results by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2013

Net interest income/(expense)	38,015	24,066	25,278	275	(1,056)	787	87,365

Net fee income/(expense)	21,160	11,777	10,807	248	(146)	-	43,846

Net trading income/(expense)	1,662	2,884	16,145	122	(3,448)	(788)	16,577

Net income/(expense) from financial instruments designated at fair value	2,425	2	56	-	(9)	1	2,475

Gains less losses from financial investments	(8)	4	440	-	6	-	442

Dividend income	4	8	47	-	1,116	-	1,175

Net earned insurance premiums	48,583	5,111	-	1	-	(32)	53,663

Net gain on reclassification of associates	-	-	-	-	8,157	-	8,157

Gain on sale of Ping An	-	-	-	-	34,070	-	34,070

Other operating income	5,918	750	1,073	3	10,769	(7,095)	11,418

Total operating income	117,759	44,602	53,846	649	49,459	(7,127)	259,188

Net insurance claims incurred and movement in liabilities to policyholders	(51,261)	(5,343)	-	(1)	-	13	(56,592)

Net operating income before loan impairment charges and other credit risk provisions	66,498	39,259	53,846	648	49,459	(7,114)	202,596

Loan impairment (charges)/ releases and other credit risk provisions	(2,700)	(1,092)	257	-	3	-	(3,532)

Net operating income	63,798	38,167	54,103	648	49,462	(7,114)	199,064

Operating expenses	(31,906)	(13,893)	(19,520)	(451)	(10,072)	7,114	(68,728)

Operating profit	31,892	24,274	34,583	197	39,390	-	130,336

Share of profit in associates and joint ventures	2,300	10,325	1,960	-	(165)	-	14,420

Profit before tax	34,192	34,599	36,543	197	39,225	-	144,756

Share of profit before tax	23.6%	23.9%	25.3%	0.1%	27.1%	-	100.0%

Net loans and advances to customers	866,859	952,862	752,441	84,507	12,569	-	2,669,238

Customer accounts	2,158,595	1,100,719	750,583	242,244	2,611	-	4,254,752

	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2012

Net interest income/(expense)	36,053	23,458	26,436	137	(2,833)	(832)	82,419

Net fee income	20,102	10,464	9,188	91	45	-	39,890

Net trading income/(expense)	1,969	2,715	16,299	10	(2,609)	830	19,214

Net income/(expense) from financial instruments designated at fair value	4,942	(405)	153	-	(79)	2	4,613

Gains less losses from financial investments	(14)	9	(56)	(1)	2,696	-	2,634

Dividend income	4	7	36	-	475	-	522

Net earned insurance premiums	45,485	7,037	98	1	-	-	52,621

Other operating income	7,148	2,465	1,163	499	10,760	(6,698)	15,337

Total operating income	115,689	45,750	53,317	737	8,455	(6,698)	217,250

Net insurance claims incurred and movement in liabilities to policyholders	(48,707)	(6,200)	(75)	(1)	-	-	(54,983)

Net operating income before loan impairment charges and other credit risk provisions	66,982	39,550	53,242	736	8,455	(6,698)	162,267

Loan impairment (charges)/ releases and other credit risk provisions	(2,569)	(1,112)	105	1	(3)	-	(3,578)

Net operating income	64,413	38,438	53,347	737	8,452	(6,698)	158,689

Operating expenses	(31,260)	(13,323)	(19,488)	(256)	(11,141)	6,698	(68,770)

Operating profit/ (loss)	33,153	25,115	33,859	481	(2,689)	-	89,919

Share of profit in associates and joint ventures	2,457	11,465	4,663	-	225	-	18,810

Profit/(loss) before tax	35,610	36,580	38,522	481	(2,464)	-	108,729

Share of profit before tax	32.8%	33.6%	35.5%	0.4%	(2.3)%	-	100%

Net loans and advances to customers	841,391	828,681	663,648	2,811	12,512	-	2,349,043

Customer accounts	2,052,926	1,046,448	764,549	4,905	6,056	-	3,874,884

Results by geographic region

Hong Kong reported pre-tax profits of HK$59,791m compared with HK$56,499m in 2012, an increase of 6%. This reflected higher revenue, driven by balance sheet growth, and increased net fees from unit trusts and debt issuance.

In RBWM, we grew our average mortgage balances by 8% with average loan-to-value ratios of 44% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We continued to develop our digital capabilities and launched our mobile banking application. We also developed our wealth management capabilities, growing revenue by more than 10%. In addition, we enhanced our wealth management systems, simplified the product range and implemented the Global Wealth Incentive Plan to better align customer and business interests.

In CMB, we further strengthened the collaboration with GB&M, raising financing for our clients of over US$14bn from the debt capital markets ('DCM') and nearly US$4bn from the equity capital markets ('ECM'), including the largest IPO in Hong Kong for a mainland Chinese consumer company. In addition, we were awarded 'Best Trade Finance Bank in Hong Kong' by Global Finance.

In GB&M, we continued to lead the market in Hong Kong dollar bond issuance and are now one of the top five houses for both ECM and mergers and acquisitions. We were voted 'Best Debt House in Hong Kong' in the Euromoney 2013 Awards for Excellence and were involved in seven of the ten largest IPOs in Hong Kong this year.

We led the market in offshore renminbi ('RMB') bond issuance, including the RMB3bn government bond issue in December 2013 by mainland China's Ministry of Finance, and were voted 'Best provider of offshore renminbi products and services' for the second year running by Asiamoney. We also won the award for 'RMB House of the Year' from Asia Risk.

In November 2013, we acquired the Private Banking ('GPB') business of HSBC Private Bank (Suisse) SA, Hong Kong branch. We announced the sale of our shareholding in Bank of Shanghai in 2013, a transaction which is expected to complete in the first half of 2014.

Net interest income rose by HK$5,527m compared with 2012, led by RBWM and supported by GB&M and CMB. The increase was mainly due to higher average lending and deposit balances, wider spreads on mortgages in RBWM reflecting lower funding costs, and growth in the insurance debt securities portfolio.

There was strong loan growth in both CMB and GB&M, driven by trade-related lending in the first half of 2013 and an increase in commercial real estate and other property-related lending in the second half of the year, though the benefit of this growth was partly offset by spread compression reflecting competition and increased liquidity in the markets. Mortgage lending in RBWM also increased, although the rate of growth began to slow during 2013 as transaction volumes in the property market reduced.

Average deposit balances increased, in part reflecting new Premier customers in RBWM and increased Payments and Cash Management balances in CMB, though the benefit of this growth was more than offset by narrower deposit spreads due to a fall in short-term interbank interest rates.

Net fee income rose by HK$4,124m in 2013, primarily in RBWM. Strong customer demand and favourable market sentiment led to higher fees from unit trusts and increased brokerage income. Fee income increased due to a rise in debt and equity underwriting and corporate finance activity compared with 2012, in part reflecting collaboration between GB&M and CMB. Fee income also rose in CMB as trade and Payments and Cash Management volumes increased.

Net trading income rose by HK$1,264m in 2013. Rates revenue rose due to greater client activity, increased holdings of debt securities and a net favourable movement in respect of the valuation adjustments on derivatives compared with a net charge in 2012. Equities revenues rose from warrant market making as volumes increased, while Foreign Exchange revenue grew due to improved margins and higher customer trading volumes.

Net income from financial instruments designated at fair value was HK$2,008m compared with HK$3,799m in 2012, primarily due to lower net investment returns on assets held by the insurance business reflecting weaker equity markets and falling bond prices. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with discretionary participation features, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were HK$323m in 2013 compared with HK$2,510m in 2012, largely due to the non-recurrence of the gain on sale of our shares in four Indian banks in 2012.

Dividend income was HK$1,165m compared with HK$489m in 2012, mainly due to the dividend from Industrial Bank following its reclassification as a financial investment during the year.

Net earned insurance premiums grew by 2% due to increased renewals of deferred annuity and unit-linked insurance contracts, partly offset by the absence of non-life insurance premiums following the disposal of the HSBC and Hang Seng Bank general insurance businesses in 2012 and lower new business premiums. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income was HK$1,188m lower than in 2012 due to the non-recurrence of the gains on sale of Global Payments Asia-Pacific Limited and the non-life insurance businesses in 2012, totalling HK$2,906m. This more than offset higher revaluation and disposal gains on investment properties, which in part reflected the strong commercial property market, and a larger increase in the PVIF asset. The latter arose in 2013 due to favourable interest rate assumption updates, although this was more than offset in Net insurance claims incurred and movement in liabilities to policyholders.

Loan impairment charges were HK$429m higher due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, although these remained low. This was partly offset by collective provision releases in CMB from lower historical loss rates and individual impairment releases in GB&M.

Operating expenses rose by HK$1,898m in 2013, reflecting higher marketing spend, costs relating to the introduction of updated payment cards and information technology platforms, as well as increased property rental and maintenance costs. In addition, staff costs increased from changes to the measurement of pension costs.

Share of profit in associates and joint ventures was HK$116m lower, primarily due to the effect of the disposal of our interest in Global Payments Asia-Pacific Ltd in 2012.

Rest of Asia-Pacific reported pre-tax profits of HK$84,965m compared with HK$52,230m in 2012.

The increase in profits was mainly due to the net gain on disposal of our shareholding in Ping An of HK$30,747m and an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties.

Excluding these gains, profit before tax reduced from lower revenues and lower income from associates, partly offset by reduced operating expenses and loan impairment charges.

The implementation of our strategy to reduce fragmentation across the region continued, leading to the disposal of non-core insurance businesses in Vietnam, South Korea, Taiwan and Singapore. We announced the closure of a retail brokerage in India and our retail banking operations in South Korea. We also completed the sale of our investment in Ping An. In November 2013, we acquired the GPB business of HSBC Private Bank (Suisse) SA, Singapore branch.

In mainland China, where we continued to expand our branch network, we had 162 HSBC outlets, 23 HSBC rural bank outlets and 48 Hang Seng Bank outlets at the end of the year. We expanded our wealth management capabilities and were one of the first foreign banks to be approved to distribute domestic funds to retail investors. We were the market leader in mainland China's state-owned enterprise bond issuances and we were awarded 'Best Foreign Commercial Bank in China' by FinanceAsia.

We continued to promote the internationalisation of the RMB as regulations developed. We were the first foreign bank in mainland China to implement a customised RMB cross-border centralised settlement solution and were also the first foreign bank to complete a two-way cross-border RMB lending transaction.

In India, we revised our wealth management product offering to ensure customers' needs were being met and to improve customer satisfaction levels. In Payments and Cash Management, we were awarded the 'Best Domestic Cash Management Bank' in 2013 by Euromoney. Our strength in DCM continued, acting as a joint lead manager and bookrunner for the largest US dollar-denominated single tranche bond issuance by an Indian corporate in 2013.

In Singapore, we led the market in foreign currency DCM issuance, continuing to demonstrate our ability to structure DCM transactions. In CMB, we began to offer a RMB settlement service.

We continued to develop our Payments and Cash Management product offering across the region and were awarded the 'Best Cash Management House in Asia' by Euromoney. We also strengthened our Project and Export Finance capabilities and were named the 'Best Project Finance House in Asia' by Euromoney for the third consecutive year. Our strength in DCM continued and we were the No.1 bookrunner in Asia ex-Japan bonds. We were awarded the 'Domestic Bond House of the Year' by IFR Asia.

Net interest income reduced by HK$542m as balance sheet growth was more than offset by spread compression in many countries from competition and increased liquidity.

Average residential mortgage balances grew, primarily in mainland China and Australia, as we focused on secured lending, and in Singapore reflecting lending growth in 2012. Term and trade-related lending in CMB rose, notably in mainland China, Singapore and Indonesia, from continued client demand. Increased average loan balances were broadly offset by lending spread compression, notably on trade finance lending, reflecting competitive pressures and increased liquidity in the market.

We grew average deposit balances in both Payments and Cash Management and RBWM, though the benefit of this growth was partly offset by narrower liability spreads in many countries following central bank interest rate cuts and increased liquidity.

Net fee income fell by HK$91m, primarily in RBWM, notably in India, from lower wealth management sales as we revised our product offerings. This was partly offset in GB&M from increased activity in bond sales in Singapore and in CMB from increased credit facilities, notably in mainland China.

Net trading income was HK$3,940m lower, in part from further adverse fair value movements on the Ping An contingent forward sale contract of HK$3,323m, compared with HK$2,694m in 2012. Rates revenues decreased largely from reduced bond holdings in a number of countries and revaluation losses as bond yields rose, notably in mainland China. Foreign Exchange revenues also fell as 2012 market conditions were not repeated.

Net income from financial instruments designated at fair value was HK$467m compared with HK$814m in 2012 from lower gains on assets held by the insurance business in Singapore driven by rising bond yields. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with discretionary participation features, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

We recorded an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties. This was partly offset by a loss of HK$297m on the reclassification of Yantai Bank as a financial investment.

There was a gross gain of HK$34,070m on the disposal of our investment in Ping An, which was partly offset by the adverse fair value movement of HK$3,323m on the contingent forward sale contract included in 'Net trading income' noted above.

Other operating income fell by HK$2,446m in 2013. There was a gain on the disposal of our investment in Bao Viet Holdings of HK$810m and losses on the disposal of our Taiwan life insurance business and Singapore group term life and group medical insurance businesses totalling HK$339m. We recorded a gain on the disposal of Hana HSBC Life Insurance Company Limited of HK$214m, though this was after a write-down of HK$558m recorded in 'Operating expenses'. In 2012, we reported gains totalling HK$2,340m on the sale of our RBWM business in Thailand, our GPB business in Japan and our interest in a property company in the Philippines.

Loan impairment charges decreased by HK$475m as a result of the non-recurrence of a large individually assessed impairment of a corporate exposure in Australia in 2012, as well as an impairment release in GB&M in Bahrain in 2013. This was partly offset by an increase in individually assessed impairments in GB&M and CMB in a number of countries across the region.

Operating expenses decreased by HK$1,578m. There was a partial write back of a litigation provision in Singapore and Australia compared with a charge in 2012. In addition, there were lower restructuring and other related costs, including termination benefits, than in 2012, and the non-recurrence of costs following the sale or closure of operations. These decreases were partly offset by a rise in mainland China from wage inflation, higher staff numbers and branch expansion.

Share of profit in associates and joint ventures reduced by HK$4,274m following the reclassification of Industrial Bank as a financial investment and an impairment charge of HK$819m on our banking associate in Vietnam. Excluding these factors, income from associates rose, primarily in Bank of Communications as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges

Consolidated income statement
	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Interest income	117,039	115,511
Interest expense	(29,674)	(33,092)

Net interest income	87,365	82,419

Fee income	50,187	46,221
Fee expense	(6,341)	(6,331)

Net fee income	43,846	39,890

Net trading income	16,577	19,214
Net income from financial instruments designated at fair value	2,475	4,613
Gains less losses from financial investments	442	2,634
Dividend income	1,175	522
Net earned insurance premiums	53,663	52,621
Net gain on reclassification of associates	8,157	-
Gain on sale of Ping An	34,070	-
Other operating income	11,418	15,337

Total operating income	259,188	217,250

Net insurance claims incurred and movement in liabilities to policyholders	(56,592)	(54,983)

Net operating income before loan impairment charges
and other credit risk provisions	202,596	162,267

Loan impairment charges and other credit risk provisions	(3,532)	(3,578)

Net operating income	199,064	158,689

Employee compensation and benefits	(36,938)	(37,021)
General and administrative expenses	(26,127)	(26,011)
Depreciation of property, plant and equipment	(3,988)	(4,014)
Amortisation and impairment of intangible assets	(1,675)	(1,724)

Total operating expenses	(68,728)	(68,770)

Operating profit	130,336	89,919

Share of profit in associates and joint ventures	14,420	18,810

Profit before tax	144,756	108,729

Tax expense	(15,701)	(18,010)

Profit for the year	129,055	90,719

Profit attributable to shareholders of the parent company	119,009	83,008
Profit attributable to non-controlling interests	10,046	7,711

Consolidated statement of comprehensive income
	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Profit for the year	129,055	90,719

Other comprehensive income/(expense)

Items that will subsequently be reclassified to the income statement when specific conditions are met:

Available-for-sale investments:
- fair value changes taken to equity	(6,456)	14,153
- fair value changes transferred to the income statement on disposal	(34,643)	(2,753)
- amounts transferred to the income statement on impairment	-	5
- fair value changes transferred to the income statement on hedged items	2,179	(287)
- income taxes	1,097	(768)

Cash flow hedges:
- fair value changes taken to equity	5,778	3,858
- fair value changes transferred to the income statement	(5,789)	(3,662)
- income taxes	(6)	(33)

Share of changes in equity of associates and joint ventures	(698)	638

Exchange differences	(5,981)	925

Items that will not subsequently be reclassified to the income statement:

Property revaluation:
- fair value changes taken to equity	5,687	7,221
- income taxes	(949)	(1,161)

Remeasurement of defined benefit:
- before income taxes	2,281	1,080
- income taxes	(374)	(198)

Other comprehensive income/(expense) for the year, net of tax	(37,874)	19,018

Total comprehensive income for the year, net of tax	91,181	109,737

Total comprehensive income for the year attributable to:
- shareholders of the parent company	81,689	100,814
- non-controlling interests	9,492	8,923

	91,181	109,737

Consolidated balance sheet
	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

ASSETS
Cash and short-term funds	1,132,719	1,111,199
Items in the course of collection from other banks	16,346	23,079
Placings with banks maturing after one month	216,970	184,711
Certificates of deposit	88,207	93,085
Hong Kong Government certificates of indebtedness	195,554	176,264
Trading assets	311,400	419,697
Financial assets designated at fair value	90,146	69,479
Derivatives	388,727	398,956
Loans and advances to customers	2,669,238	2,349,043
Financial investments	765,866	626,042
Amounts due from Group companies	161,975	176,004
Interests in associates and joint ventures	107,852	119,273
Goodwill and intangible assets	41,882	38,634
Property, plant and equipment	101,240	90,179
Deferred tax assets	2,294	2,629
Other assets	148,939	187,053

Total assets	6,439,355	6,065,327

LIABILITIES
Hong Kong currency notes in circulation	195,554	176,264
Items in the course of transmission to other banks	34,240	35,525
Deposits by banks	236,616	244,135
Customer accounts	4,254,752	3,874,884
Trading liabilities	195,032	183,340
Financial liabilities designated at fair value	41,715	44,270
Derivatives	365,052	397,151
Debt securities in issue	52,334	74,647
Retirement benefit liabilities	4,856	6,725
Amounts due to Group companies	91,797	97,618
Other liabilities and provisions	88,809	94,791
Liabilities under insurance contracts issued	276,180	244,921
Current tax liabilities	3,722	3,842
Deferred tax liabilities	16,051	16,923
Subordinated liabilities	13,107	13,867
Preference shares	47,314	83,346

Total liabilities	5,917,131	5,592,249

EQUITY
Share capital	85,319	58,969
Other reserves	89,564	133,790
Retained profits	290,926	224,640
Proposed dividend	15,000	20,000

Total shareholders' equity	480,809	437,399
Non-controlling interests	41,415	35,679

Total equity	522,224	473,078

Total equity and liabilities	6,439,355	6,065,327

Consolidated statement of changes in equity
	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

Share capital
At beginning of year	58,969	30,190
Issued during the year	26,350	28,779

	85,319	58,969

Retained profits and proposed dividend
At beginning of year	244,640	198,416
Dividends paid	(47,000)	(32,500)
Movement in respect of share-based payment arrangements	(355)	(246)
Other movements	7	(3)
Transfers	(11,826)	(4,554)
Comprehensive income for the year	120,460	83,527

	305,926	244,640

Other reserves
Property revaluation reserve
At beginning of year	43,451	38,939
Transfers	(1,387)	(1,010)
Comprehensive income for the year	4,272	5,522

	46,336	43,451

Available-for-sale investment reserve
At beginning of year	40,580	29,786
Other movements	(7)	8
Transfers	-	(2)
Comprehensive income/(expense) for the year	(37,293)	10,788

	3,280	40,580

Cash flow hedging reserve
At beginning of year	210	51
Comprehensive income/(expense) for the year	(13)	159

	197	210

Foreign exchange reserve
At beginning of year	15,193	14,265
Comprehensive income/(expense) for the year	(5,574)	928

	9,619	15,193

Other reserves
At beginning of year	34,356	29,177
Movement in respect of share-based payment arrangements	240	(277)
Other movements	(17,514)	-
Transfers	13,213	5,566
Comprehensive expense for the year	(163)	(110)

	30,132	34,356

	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

Total shareholders' equity
At beginning of year	437,399	340,824
Issue of ordinary shares	26,350	28,779
Dividends paid	(47,000)	(32,500)
Movement in respect of share-based payment arrangements	(115)	(523)
Other movements	(17,514)	5
Comprehensive income for the year	81,689	100,814

	480,809	437,399

Non-controlling interests
At beginning of year	35,679	30,519
Dividends paid	(3,836)	(3,766)
Movement in respect of share-based payment arrangements	11	14
Other movements	69	(11)
Comprehensive income for the year	9,492	8,923

	41,415	35,679

Total equity
At beginning of year	473,078	371,343
Issue of ordinary shares	26,350	28,779
Dividends paid	(50,836)	(36,266)
Movement in respect of share-based payment arrangements	(104)	(509)
Other movements	(17,445)	(6)
Total comprehensive income for the year	91,181	109,737

	522,224	473,078

The movement in the available-for-sale investment reserve during the year arises primarily from the sale of our shares in Ping An in February 2013.

In November 2013 we acquired the Hong Kong and Singapore branches of HSBC Private Bank (Suisse) SA. The purchase premium paid in excess of the net assets acquired was charged to reserves within the line item 'Other movements'.

Average shareholders' equity increased from retained profits and the conversion of preference share capital to equity share capital in both 2012 and 2013 to assist in meeting the Basel III capital requirements (see note 21). This impacted return on average shareholders' equity, which fell from 21.9% in 2012 to 17.9% in 2013 excluding the gain on disposal of Ping An and the accounting gain on the reclassification of Industrial Bank.

Consolidated cash flow statement
	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Operating activities
Cash generated from/(used in) operations	158,886	(20,651)
Interest received on financial investments	13,222	14,349
Dividends received on financial investments	1,087	464
Dividends received from associates	4,468	2,297
Taxation paid	(16,182)	(17,423)

Net cash inflow/(outflow) from operating activities	161,481	(20,964)

Investing activities
Purchase of financial investments	(350,187)	(262,280)
Proceeds from sale or redemption of financial investments	267,382	350,945
Purchase of property, plant and equipment	(8,419)	(1,990)
Proceeds from sale of property, plant and equipment and assets held for sale	1,003	35
Purchase of other intangible assets	(1,502)	(1,303)
Net cash inflow in respect of the sale of subsidiaries	-	1,416
Net cash outflow in respect of the purchase of interests in business portfolios	(1,792)	-
Net cash outflow in respect of the purchase of interests in associates and joint ventures	-	(13,521)
Net cash outflow in respect of the sale of interests in business portfolios	(2,670)	(12,242)
Proceeds from the sale of interests in associates	2,840	3,970

Net cash (outflow)/ inflow from investing activities	(93,345)	65,030

Net cash inflow before financing	68,136	44,066

Financing
Issue of ordinary share capital	26,350	28,779
Issue of preference shares	-	29
Redemption of preference shares	(36,042)	(13,566)
Repayment of subordinated liabilities	(338)	(2,326)
Issue of subordinated liabilities	-	2,328
Ordinary dividends paid	(47,000)	(32,500)
Dividends paid to non-controlling interests	(3,836)	(3,766)
Interest paid on preference shares	(2,294)	(2,301)
Interest paid on subordinated liabilities	(829)	(884)

Net cash outflow from financing	(63,989)	(24,207)

Increase in cash and cash equivalents	4,147	19,859

Additional information

1. Net interest income

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Net interest income	87,365	82,419
Average interest-earning assets	4,512,319	4,199,329
Net interest margin	1.94%	1.96%
Net interest spread	1.81%	1.85%

Net interest income increased as a result of loan and deposit growth, notably in Hong Kong, partly offset by a reduction in the net interest margin.

Average interest-earning assets increased by HK$312,990m or 7.5% compared with 2012. Average customer lending increased 11%, with notable growth in both mortgages and trade-related lending, while financial investments increased by 7%.

Net interest margin fell by two basis points to 1.94% compared with 2012. Central bank rate cuts and liquidity easing measures reduced deposit spreads, while competitive pressures reduced asset spreads, notably on trade-related lending. Net interest spread decreased by four basis points to 1.81%, whilst the contribution from net free funds increased by two basis point to 13 basis points.

In Hong Kong, the Bank recorded a decrease in net interest margin of 12 basis points to 1.34%. Asset spreads on customer loans reduced, notably on trade-related lending, though remained broadly stable on mortgages and term lending, while deposit spreads were lower as short-term interest rates reduced. The net interest margin was also reduced by an increase in the commercial surplus following the purchase of the GPB business from HSBC Private Bank (Suisse) SA.

At Hang Seng Bank, the net interest margin increased by three basis points to 2.13% and the net interest spread increased by three basis points to 2.03%. The spread on customer lending improved, notably on mortgages, as the cost of funds reduced. This was partly offset by lower deposit spreads as short-term interest rates reduced.

In the Rest of Asia-Pacific, the net interest margin was 2.06%, eight basis points lower than 2012. Central bank rate cuts and liquidity easing measures reduced deposit spreads, while competitive pressures and our focus on secured lending reduced asset spreads.

2. Net fee income
	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Brokerage	7,344	6,824
Cards	7,146	6,858
Unit trusts	5,672	4,523
Import/export	4,986	5,115
Funds under management	4,114	4,089
Remittances	3,364	3,066
Credit facilities	3,176	2,797
Account services	2,782	2,772
Underwriting	1,908	1,689
Insurance	1,401	1,042
Other	8,294	7,446

Fee income	50,187	46,221
Fee expense	(6,341)	(6,331)

	43,846	39,890

Net fee income increased by HK$3,956m, or 10% compared with 2012.

Fees from unit trusts and brokerage rose due to strong customer demand and favourable investment sentiment, notably in Hong Kong. This was partly offset by lower wealth management sales in India as we revised our product offerings.

Card fees also rose from higher spending in Hong Kong, partly offset by Thailand following the sale of the business in 2012 and balance reductions in the Philippines, India and Indonesia.

Fee income from remittances was higher from increased business volumes in Hong Kong.

Credit facility fees increased in 2013 from more mandates arranged during the year, notably in Hong Kong and Singapore.

Underwriting fees increased due to our participation in many debt and equity market transactions, primarily in Hong Kong.

Fees from insurance increased from distribution agreements following the sale of our general insurance business, though this corresponds with a reduction in net earned general insurance premiums.

Other fee income rose compared with 2012, in part due to growth in the mandatory provident funds business in Hong Kong, as well as increased participation in corporate and project finance advisory activity in Hong Kong.

3. Net trading income

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Dealing profits	15,104	16,633
Net loss from hedging activities	(37)	(31)
Net interest income on trading assets and liabilities	3,859	4,520
Dividend income from trading securities	974	786
Ping An contingent forward sale contract	(3,323)	(2,694)

	16,577	19,214

Net trading income decreased by HK$2,637m, or 14% compared with 2012.

Included within trading income were further adverse fair value movements on the Ping An contingent forward sale contract of HK$3,323m, compared with HK$2,694m in 2012.

Dealing profits were lower in a number of countries in Asia Pacific, with a decline in Rates revenues from revaluation losses on trading bonds as yields rose. Foreign Exchange revenues also decreased as market conditions in 2012 were not repeated. Dealing profits in Hong Kong rose from higher Equities revenues as volumes increased from market making in warrants, as well as higher Foreign Exchange income due to improved margins and higher customer trading volumes. Rates trading income also benefited from more volume and a net favourable movement in respect of the valuation adjustments on derivatives compared with a net charge in 2012.

Net interest income on trading assets and liabilities decreased in 2013 from reduced bond holdings in a number of countries, partly offset by an increase in Hong Kong.

4. Gains less losses from financial investments

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Gain on sale of Ping An	34,070	-

Gains on disposal of available-for-sale securities	470	2,809
Impairment of available-for-sale equity investments	(28)	(175)

	442	2,634

We recorded a gross gain on the sale of our shareholding in Ping An of HK$34,070m, which was partly offset by the adverse fair value movement of HK$3,323m on the contingent forward sale contract included in 'Net trading income', leading to a net gain of HK$30,747m.

Gains on disposal of financial investments in 2012 included the gain of HK$2,441m on the sale of our shares in four Indian banks.

5. Other operating income

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Gain on reclassification of Industrial Bank	8,454	-
Loss on reclassification of Yantai Bank	(297)	-

Net gain on reclassification of associates	8,157	-

Movement in present value of in-force insurance business	4,735	4,432
Gains on investment properties	1,389	834
Gain on disposal of property, plant and equipment, and assets held for sale	299	30
Gain on disposal of subsidiaries, associates and business portfolios	758	5,246
Rental income from investment properties	312	216
Other	3,925	4,579

	11,418	15,337

We recorded an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties.

We recorded an accounting loss of HK$297m on the reclassification of Yantai Bank as a financial investment following an increase in its registered share capital to enable a private placement of additional share capital to a third party.

Other operating income decreased by HK$3,919m in 2013. There was a gain on the disposal of our investment in Bao Viet Holdings of HK$810m and losses on the sale of our Taiwan life insurance business and Singapore group term life and group medical insurance businesses totalling HK$339m. We also recorded a gain on the disposal of Hana HSBC Life Insurance Company Limited of HK$214m, though this was after write-downs of HK$558m earlier in the year and HK$395m in 2012, recorded in operating expenses.

In 2012 we reported gains totalling HK$5,246m on the disposals of our RBWM business in Thailand, our GPB business in Japan, the general insurance businesses in Hong Kong, Global Payments Asia-Pacific Ltd and our interest in a property company in the Philippines.

There was a larger increase in the present value of in-force ('PVIF') asset in 2013 due to favourable interest rate assumption updates, though this was more than offset in 'Net insurance claims incurred and movement in liabilities to policyholders'.

Gains on investment properties rose by HK$555m following revaluations, in part reflecting the strong commercial property market.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Net interest income	8,702	7,864
Net fee income	1,864	1,216
Net trading income/(loss)	(349)	56
Net income from financial instruments designated at fair value	2,426	4,538
Net earned insurance premiums	53,663	52,621
Movement in present value of in-force business	4,735	4,432
Other operating income	1,052	1,308

	72,093	72,035
Net insurance claims incurred and movement in liabilities to policyholders	(56,592)	(54,983)

Net operating income	15,501	17,052

Net interest income increased by 11% as funds under management grew, reflecting net inflows from new and renewal insurance business.

Net income from financial instruments designated at fair value was HK$2,426m compared with HK$4,538m in 2012, reflecting weaker equity markets and falling bond prices. To the extent that revaluation is attributed to policyholders, there is an offsetting movement reported under 'Net insurance claims incurred and movement in liabilities to policyholders'.

Net insurance premiums rose by 2% as a result of increased renewals of existing deferred annuity and unit-linked policies, partly offset by the absence of general insurance premiums following the disposal of these businesses in 2012 and lower new business premiums. The growth in premiums resulted in a corresponding increase in 'Net insurance claims incurred and movement in liabilities to policyholders'.

The movement in PVIF increased by HK$303m, largely due to favourable interest rate assumption updates in Hong Kong, though this was more than offset in 'Net insurance claims incurred and movement in liabilities to policyholders'. The PVIF increase was partly offset by a lower value of new business compared with 2012, reflecting lower new business premiums.

Other operating income includes the gains on sale of our interests in Bao Viet Holdings and Hana HSBC Life Insurance Company Limited of HK$810m and HK$214m respectively, offset by losses on the sale of our Taiwan life insurance business and Singapore group term life and group medical insurance businesses totalling HK$339m.

7. Loan impairment charges and other credit risk provisions

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Individually assessed impairment charges:
New charges	2,433	2,201
Releases	(1,426)	(1,230)
Recoveries	(198)	(237)

	809	734

Collectively assessed impairment charges	2,602	2,596

Other credit risk provisions	121	248

Loan impairment charges and other credit risk provisions	3,532	3,578

Loan impairment charges and other credit risk provisionsdecreased by HK$46m in 2013.

The charge for individually assessed impairments rose due to charges against a number of CMB customers in Hong Kong and a number of countries across Asia Pacific. These were partly offset by the non-recurrence of an impairment charge on a corporate exposure in Australia, as well as individually assessed impairment charges in India, both in 2012. There were higher releases in 2013, notably in Hong Kong and Bahrain.

The charge for collectively assessed impairments was broadly unchanged compared with 2012, with an increase in RBWM reflecting a revision to the assumptions used in our collective assessment model, largely offset by higher collective provision releases in CMB from lower historical loss rates.

The charge for other credit risk provisions decreased by HK$127m due to the non-recurrence of a charge in 2012 against a corporate exposure in Australia as noted above.

8. Employee compensation and benefits

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Wages and salaries	33,761	34,233
Social security costs	970	935
Retirement benefit costs	2,207	1,853

	36,938	37,021

Staff numbers by region - year end full-time equivalent

Hong Kong	28,134	26,712
Rest of Asia-Pacific	38,887	38,881

Total	67,021	65,593

Employee compensation and benefits were broadly unchanged compared with 2012.

Wages and salaries decreased by HK$472m in 2013, in part due to lower termination benefits than 2012 in a number of countries.

Excluding termination benefits, wages and salaries were lower from reduced average staff numbers, partly offset by wage inflation across a number of countries and the acquisition of the GPB businesses in Hong Kong and Singapore in November 2013. The decrease also reflected lower performance-related pay, primarily from share-based payment expenses as fewer shares were granted during the year.

Retirement benefit costs increased from changes to the measurement of defined benefit pension costs in 2013 following the adoption of Amendments to HKAS 19 'Employee Benefits'.

9. General and administrative expenses

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Premises and equipment
-. Rental expenses	3,428	3,292
-. Amortisation of prepaid operating lease payments	18	18
-. Other premises and equipment	3,953	3,941

	7,399	7,251

Marketing and advertising expenses	3,565	3,578
Other administrative expenses	15,163	15,182

	26,127	26,011

General and administrative expenses increased by HK$116m in 2013.

Rental expenses rose in 2013, primarily in Hong Kong from higher property rental prices and in mainland China from branch expansion.

Other premises and equipment expenses rose marginally, reflecting higher property maintenance charges in Hong Kong. This was partly offset by the non-recurrence of restructuring costs in 2012 relating to the sale of our RBWM business in Thailand and our GPB business in Japan.

Marketing and advertising expenses decreased, from reduced activity in a few countries across Rest of Asia-Pacific, partly offset by higher card awards and increased promotions in Hong Kong.

Other administrative expenses were broadly unchanged. Expenses reduced from the partial write back of a litigation provision in Singapore and Australia compared with a charge in 2012 and lower restructuring and other related costs, as well as the non-recurrence of costs following the sale or closure of operations.

These reductions were offset by increases in Hong Kong, reflecting growth in professional, legal and data processing costs and costs relating to the introduction of updated payment cards and information technology platforms. In addition, we recorded a write-down of Hana HSBC Life Insurance Company Limited of HK$558m in 2013 compared with HK$395m in 2012.

10. Associates and joint ventures

Share of profit in associates and joint ventures reduced by HK$4,390m following the reclassification of Industrial Bank as a financial investment and an impairment charge of HK$819m on our banking associate in Vietnam. Excluding these factors, income from associates rose, principally in Bank of Communications ('BoCom') as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

At 31 December 2013, we performed an impairment review of our investment in BoCom and concluded that it was not impaired at the year end, based on our value in use calculation (see note 24 in the Annual Report and Accounts 2013 for further details). In future years, the value in use will remain relatively stable if the current calculation assumptions remain broadly unchanged. However, it is expected that the carrying amount will increase in 2014 due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, the carrying amount would be reduced to equal value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

11. Tax expense

The tax expense in the consolidated income statement comprises:

	Year ended 31 December 2013	Year ended 31 December 2012
	HK$m	HK$m

Current income tax
- Hong Kong profits tax	8,479	7,790
- Overseas taxation	8,158	10,428
Deferred taxation	(936)	(208)

	15,701	18,010

The effective rate of tax for 2013 was 10.8% compared with 16.6% in 2012, reflecting the non-taxable gains on the reclassification of Industrial Bank as a financial investment and the Ping An disposal.

12. Dividends

	Year ended 31 December 2013		Year ended 31 December 2012
	HK$		HK$
	per share	HK$m	per share	HK$m

Ordinary dividends paid
- fourth interim dividend in respect of the previous financial year, approved and paid during the year	0.85	20,000	0.83	10,000
- first interim dividend paid	0.38	9,000	0.58	7,500
- second interim dividend paid	0.38	9,000	0.41	7,500
- third interim dividend paid	0.38	9,000	0.40	7,500

	1.99	47,000	2.22	32,500

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2013 of HK$15,000m (HK$0.44 per ordinary share).

13. Loans and advances to customers

	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

Gross loans and advances to customers	2,678,739	2,358,814
Impairment allowances:
-. Individually assessed	(5,007)	(5,245)
-. Collectively assessed	(4,494)	(4,526)

	(9,501)	(9,771)

Net loans and advances to customers	2,669,238	2,349,043

Allowances as a percentage of gross loans and advances to customers:
-. Individually assessed	0.19%	0.22%
-. Collectively assessed	0.17%	0.19%

Total allowances	0.36%	0.41%

14. Impairment allowances against loans and advances to customers

	Individually assessed allowances	Collectively assessed allowances	Total
	HK$m	HK$m	HK$m

At 1 January 2013	5,245	4,526	9,771
Amounts written off	(856)	(3,495)	(4,351)
Recoveries of loans and advances written off in previous years	198	1,089	1,287
Net charge to income statement	809	2,602	3,411
Unwinding of discount of loan impairment	(51)	(77)	(128)
Exchange and other adjustments	(338)	(151)	(489)

At 31 December 2013	5,007	4,494	9,501

15. Overdue and rescheduled loans and advances to customers

The geographical information shown below has been classified by the location of the principal operations of the subsidiary or, in the case of the Bank, by the location of the branch responsible for advancing the funds.

	Hong Kong		Rest of Asia-Pacific		Total
	HK$m	%1	HK$m	%1	HK$m	%1

At 31 December 2013

Gross amounts which have been overdue with respect to either principal or interest for periods of
- more than three months but less than six months	402	0.0	1,836	0.2	2,238	0.1
- more than six months but less than one year	223	0.0	1,300	0.1	1,523	0.1
- more than one year	1,956	0.1	2,449	0.3	4,405	0.2

	2,581	0.1	5,585	0.6	8,166	0.4

Individually assessed impairment allowances made in respect of amounts overdue	(1,132)		(2,698)		(3,830)

Rescheduled loans and advances to customers	464	0.0	1,928	0.2	2,392	0.1

At 31 December 2012

Gross amounts which have been overdue with respect to either principal or interest for periods of
- more than three months but less than six months	288	0.0	1,733	0.2	2,021	0.1
- more than six months but less than one year	166	0.0	1,283	0.1	1,449	0.1
- more than one year	1,856	0.1	2,828	0.3	4,684	0.2

	2,310	0.1	5,844	0.6	8,154	0.4

Individually assessed impairment allowances made in respect of amounts overdue	(895)		(3,008)		(3,903)

Rescheduled loans and advances to customers	565	0.0	2,781	0.3	3,346	0.1

1. Percentages shown as a proportion of gross loans and advances to customers

16. Analysis of loans and advances to customers based on categories used by the HSBC Group

The following analysis of loans and advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, to manage associated risks.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 31 December 2013	HK$m	HK$m	HK$m

Residential mortgages	416,857	296,860	713,717
Credit card advances	49,843	29,824	79,667
Other personal	103,593	68,558	172,151

Total personal	570,293	395,242	965,535

Commercial, industrial and international trade	423,536	432,984	856,520
Commercial real estate	196,621	71,348	267,969
Other property-related lending	151,554	58,937	210,491
Government	5,728	2,190	7,918
Other commercial	112,939	131,812	244,751

Total corporate and commercial	890,378	697,271	1,587,649

Non-bank financial institutions	57,012	65,995	123,007
Settlement accounts	1,989	559	2,548

Total financial	59,001	66,554	125,555

Gross loans and advances to customers	1,519,672	1,159,067	2,678,739

Individually assessed impairment allowances	(1,349)	(3,658)	(5,007)
Collectively assessed impairment allowances	(2,131)	(2,363)	(4,494)

Net loans and advances to customers	1,516,192	1,153,046	2,669,238

At 31 December 2012

Residential mortgages	401,855	284,317	686,172
Credit card advances	45,961	33,489	79,450
Other personal	51,721	42,337	94,058

Total personal	499,537	360,143	859,680

Commercial, industrial and international trade	342,463	402,735	745,198
Commercial real estate	177,339	71,925	249,264
Other property-related lending	127,099	51,448	178,547
Government	21,995	8,804	30,799
Other commercial	96,055	133,921	229,976

Total corporate and commercial	764,951	668,833	1,433,784

Non-bank financial institutions	31,545	30,263	61,808
Settlement accounts	3,031	511	3,542

Total financial	34,576	30,774	65,350

Gross loans and advances to customers	1,299,064	1,059,750	2,358,814

Individually assessed impairment allowances	(1,418)	(3,827)	(5,245)
Collectively assessed impairment allowances	(2,167)	(2,359)	(4,526)

Net loans and advances to customers	1,295,479	1,053,564	2,349,043

In November 2013 we acquired the Hong Kong and Singapore branches of HSBC Private Bank (Suisse) SA, including customer loans of HK$54bn and HK$28bn respectively, largely in other personal lending. Excluding this, loans and advances to customers in Hong Kong and Rest of Asia-Pacific increased by HK$167bn, or 13%, and HK$71bn, or 7%, respectively.

The increase in Hong Kong was largely attributable to growth in corporate and commercial lending of HK$122bn, reflecting higher demand primarily in international trade and other property-related lending.

In the Rest of Asia-Pacific, growth was offset by foreign exchange translation effects of HK$52bn. The underlying increase of HK$123bn was mainly from growth in corporate and commercial lending of HK$57bn, notably in Singapore and mainland China. Residential mortgage lending increased by HK$27bn, notably in mainland China and Australia. Total financial lending increased by HK$38bn following a change in the way GB&M manages repo and reverse repo activities, which were previously being managed in a trading environment. During the year, these activities were organised into trading and non-trading portfolios, which resulted in an increase in the amount of reverse repos classified as 'Loans and advances to customers' and a decline in the amount classified as 'Trading assets' at 31 December 2013, compared with previous reporting periods.

17. Other assets

	At	At
	31 December	31 December
	2013	2012
	HK$m	HK$m

Current taxation recoverable	2,034	1,029
Assets held for sale	4,476	48,280
Prepayments and accrued income	3,578	3,823
Accrued interest receivable	15,898	14,992
Acceptances and endorsements	34,239	31,965
Other	88,714	86,964

	148,939	187,053

Assets held for sale at 31 December 2012 included our investment in Ping An of HK$39,813m.

18. Customer accounts

	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

Current accounts	862,138	831,256
Savings accounts	2,246,618	2,063,565
Other deposit accounts	1,145,996	980,063

	4,254,752	3,874,884

Customer accounts increased by HK$380bn, or 10%, during 2013, of which HK$151bn and HK$77bn respectively were attributable to the acquisition of the Hong Kong and Singapore branches of HSBC Private Bank (Suisse) SA. Excluding this, customer accounts in Hong Kong increased by HK$155bn, or 6%. In the Rest of Asia-Pacific, customer accounts decreased by HK$3bn due to the depreciation of many Asian currencies against the Hong Kong dollar, offset by growth notably in mainland China, Australia and India.

The group's advances-to-deposits ratio increased to 62.7% at 31 December 2013, from 60.6% at 31 December 2012, as more of the commercial surplus was deployed to customer lending.

19. Other liabilities and provisions

	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

Accruals and deferred income	26,021	24,705
Liabilities held for sale	-	4,811
Provisions for liabilities and charges	1,723	2,144
Acceptances and endorsements	34,239	31,965
Share-based payment liability to HSBC Holdings plc	2,303	2,560
Other liabilities	24,523	28,606

	88,809	94,791

20. Contingent liabilities and commitments

	At 31 December 2013	At 31 December 2012
	HK$m	HK$m

Contract amount:

Contingent liabilities	254,799	225,828
Commitments	1,701,733	1,604,179

	1,956,532	1,830,007

21. Capital adequacy

The following tables show the capital ratios, risk weighted assets and capital base as contained in the 'Capital Adequacy Ratio' return required to be submitted to the Hong Kong Monetary Authority ('HKMA') by The Hongkong and Shanghai Banking Corporation Limited on a consolidated basis that is specified by the HKMA under the requirements of section 3C(1) of the Banking (Capital) Rules. On 1 January 2013, the HKMA implemented the first phase of the Basel III capital framework in Hong Kong. The capital disclosures for December 2013 under Basel III are, therefore, not directly comparable with the disclosures for December 2012 prepared under the Basel II basis.

The Bank and its banking subsidiaries maintain a regulatory reserve to satisfy the provisions of the Banking Ordinance and local regulatory requirements for prudential supervision purposes. At 31 December 2013, the effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$22,563m (31 December 2012: HK$19,426m). There are no relevant capital shortfalls in any of the group's subsidiaries at 31 December 2013 (31 December 2012: Nil) which are not included in its consolidation group for regulatory purposes.

	2013	2012
	%	%
Capital ratios

Common Equity Tier 1 (CET1) ratio	14.1	-
Tier 1 ratio	14.1	-
Total ratio	15.2	-

Core ratio	-	13.7
Capital adequacy ratio	-	14.3

Risk weighted assets by risk type	HK$m	HK$m

Credit risk	1,978,266	1,455,675
Counterparty credit risk	95,603	81,409
Market risk	134,035	116,911
Operational risk	274,450	250,139

	2,482,354	1,904,134

Risk-weighted assets for credit risk increased during 2013, mainly from changes introduced by Basel III, including the risk weighting of a portion of certain exposures that were previously deducted in full from capital. Risk-weighted assets also increased from loan growth, adverse internal rating changes for both corporate and sovereign exposures and external methodology changes on sovereign exposures.

The following table sets out the composition of the group's capital base under Basel III at 31 December 2013. The position at 31 December 2013 benefits from transitional arrangements which will be phased out. The table also shows the pro-forma Basel III end point basis position once all transitional arrangements have been phased out based on the Transition Disclosures Template. It should be noted that the pro-forma Basel III end point basis position takes no account of, for example, any future profits or management actions. In addition, the current regulations or their application may change before full implementation. Given this, the final impact on the group's capital ratios may differ from the pro-forma position, which is a mechanical application of the current rules to the balance sheet at 31 December 2013; it is not a projection. On this pro-forma basis, the group's CET1 ratio is 10.4%, which is above the Basel III minimum requirement, including the capital conservation buffer.

	At 31 December	Basel III end
	2013	point basis
	HK$m	HK$m
Common Equity Tier 1 ('CET1') capital
Shareholders' equity	436,529	436,529
Shareholders' equity per balance sheet	480,809	480,809
Revaluation reserve capitalisation issue	(1,454)	(1,454)
Unconsolidated subsidiaries	(42,826)	(42,826)

Non-controlling interests	24,464	24,464
Non-controlling interests per balance sheet	41,415	41,415
Non-controlling interests in unconsolidated subsidiaries	(4,237)	(4,237)
Portion not eligible for inclusion in CET1 capital	(12,714)	(12,714)

Regulatory deductions to CET1 capital	(109,888)	(201,807)
Valuation adjustments	(2,473)	(2,473)
Goodwill and intangible assets	(15,943)	(15,943)
Deferred tax assets net of deferred tax liabilities	(2,350)	(2,350)
Cash flow hedging reserve	(197)	(197)
Changes in own credit risk on fair valued liabilities	(1,117)	(1,117)
Defined benefit pension fund assets	(110)	(110)
Significant capital investments in unconsolidated financial sector entities	(875)	(106,981)
Property revaluation reserves	(50,073)	(50,073)
Regulatory reserve	(22,563)	(22,563)
Excess AT1 deductions	(14,187)	-

Total CET1 capital	351,105	259,186

Additional Tier 1 ('AT1') capital
Total AT1 capital before regulatory deductions	38,866	2,331
Perpetual non-cumulative preference shares	30,651	-
Non-controlling interests eligible for inclusion in AT1 capital	8,215	2,331

Regulatory deductions to AT1 capital	(38,866)	-
Significant capital investments in unconsolidated financial sector entities	(53,053)	-
Excess AT1 deductions	14,187	-

Total AT1 capital	-	2,331

Total Tier 1 capital	351,105	261,517

Tier 2 capital
Total Tier 2 capital before regulatory deductions	82,915	43,755
Perpetual cumulative preference shares	8,413	-
Cumulative term preferences shares	8,141	-
Perpetual subordinated debt	9,346	-
Term subordinated debt	19,463	6,203
Property revaluation reserves	23,187	23,187
Impairment allowances and regulatory reserve eligible for inclusion in Tier 2 capital	13,519	13,519
Non-controlling interests eligible for inclusion in Tier 2 capital	846	846

Regulatory deductions to Tier 2 capital	(55,910)	(2,857)
Significant capital investments in unconsolidated financial sector entities	(55,910)	(2,857)

Total Tier 2 capital	27,005	40,898

Total capital	378,110	302,415

A more detailed breakdown of the capital position on these bases will be available in the Regulatory Disclosures section of our website www.hsbc.com.hk . A press release will be issued to announce the availability of this information.

At
31 December
2012
Core capital:	HK$m

Share capital per balance sheet	58,969
Revaluation reserve capitalisation issue	(1,454)

Paid-up ordinary share capital	57,515

Paid-up irredeemable non-cumulative preference shares	51,570

Reserves per balance sheet	378,430
Proposed dividend	(20,000)
Unconsolidated subsidiaries	(40,088)
Cash flow hedging reserve	(210)
Regulatory reserve	(19,426)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities and debt securities	(86,111)
Unrealised gains on equities and debt securities designated at fair value	(20)
Own credit spread	(218)

Total reserves included in core capital	212,357

Non-controlling interests per balance sheet	35,679
Non-controlling interests in unconsolidated subsidiaries	(3,478)
Regulatory adjustments to non-controlling interests	(3,291)

Non-controlling interests	28,910

Goodwill, intangible assets and valuation adjustments	(21,191)
50% of unconsolidated investments	(67,692)
50% of securitisation positions and other deductions	(16)

Deductions	(88,899)

Total core capital	261,453

Supplementary capital:
Paid-up irredeemable cumulative preference shares	16,510
Perpetual subordinated debt	9,355
Paid-up term preference shares	15,115
Term subordinated debt	16,418
Property revaluation reserves	7,977
Unrealised gains on available-for-sale equities and debt securities	2,534
Unrealised gains on equities and debt securities designated at fair value	9
Regulatory reserve	2,333
Collective impairment allowances	496
Excess impairment allowances over expected losses	8,400

Supplementary capital before deductions	79,147

50% of unconsolidated investments	(67,692)
50% of securitisation positions and other deductions	(16)

Deductions	(67,708)

Total supplementary capital	11,439

Capital base	272,892

22. Accounting policies

The accounting policies and methods of computation adopted by the group for this document are consistent with those described on pages 45 to 62 of the 2012 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2013. None has a material impact on the group.

23. Events after the balance sheet date

There have been no events after the balance sheet date that would require disclosure in this document.

24. Statutory accounts

The information in this document is not audited and does not constitute statutory accounts.

Certain financial information in this document is extracted from the financial statements for the year ended 31 December 2013, which were approved by the Board of Directors on 24 February 2014 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 24 February 2014. The Annual Report and Accounts for the year ended 31 December 2013, which include the financial statements, can be obtained on request from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and will be made available on our website: www.hsbc.com.hk . A press release will be issued to announce the availability of this information.

25. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to:      Malcolm Wallis                  Telephone no: + 852 2822 1268
                                         Gareth Hewett                    Telephone no: + 852 2822 4929

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014